May 28, 2026

Robert S. Hekemian, Jr.
Chief Executive Officer
First Real Estate Investment Trust of New Jersey Inc.
505 Main Street, Suite 400
Hackensack, New Jersey 07601

        Re: First Real Estate Investment Trust of New Jersey Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed May 20, 2026, as amended May 28, 2026
            File No. 001-41771
Dear Robert S. Hekemian Jr.:
       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction